Exhibit 99.2

ATTENTION: Board of Directors

Owlhead Minerals Corp.

I John Kemp, hereby grant to Owlhead Minerals Corp., my full consent to the inclusion of and use of any of the work I have performed respecting the Teako Claims.

Dated: August 1, 2013

/s/ John Kemp
John Kemp